UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Huntsman Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

447011 10 7

(CUSIP Number)

Ronald G. Moffitt, 201 South Main Street, Suite 1100, Salt Lake City, Utah 84111, (801) 328-3131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011 10 7

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

The Huntsman Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	9,942,067 shares of Common Stock
	8.	Shared Voting Power	-0-

	9.	Sole Dispositive Power	9,942,067 shares of Common Stock

	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
9,942,067 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	4.5%

14.	Type of Reporting Person (See Instructions)	CO

EXPLANATORY NOTE

This amendment (this “Amendment”), amends and supplements the statement on Schedule 13D (as amended, the “Schedule 13D”), filed by The Huntsman Foundation, a Utah nonprofit corporation (“Huntsman Foundation”) on July 6, 2007. Huntsman Foundation, is sometimes referred to as the “Reporting Person.” In this Amendment, the “Company” refers to Huntsman Corporation, a Delaware corporation, and “Shares” refers to shares of Common Stock, $0.01 par value per share, of the Company. Except as amended in this Amendment, the 13D Filing remains in full force and effect.

This Amendment is filed pursuant to Rule 13d-2 promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of the date of this Amendment, the Reporting Person is no longer the beneficial owner of more than 5% of the Shares of the Company. This Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

This Amendment is being filed to make updates and amendments to the Schedule 13D as follows:

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and restated as follows:

(a)	(i)	Aggregate number of shares beneficially owned: See Row 11 of cover page for the Reporting Person.

(ii)	Percentage: See Row 13 of cover page for the Reporting Person.

(b)	(i)	Sole power to vote or to direct vote: See Row 7 of cover page for the Reporting Person.

(ii)	Shared power to vote or to direct vote: See Row 8 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition: See Row 9 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct disposition: See Row 10 of cover page for the Reporting Person.

(c)	The Reporting Person engaged in the following transactions with respect to the Shares within the last 60 days:

(i)                Huntsman Foundation sold (a) 832,522 Shares into the open market at a weighted average price of $24.565 per Share on November 9, 2020, (b) 34,289 Shares into the open market at a weighted average price of $25.108 per Share on November 9, 2020; (c) 124,176 Shares into the open market at a weighted average price of $25.003 per Share on November 10, 2020; (d) 100,293 Shares into the open market at a weighted average price of $25.000 per Share on November 16, 2020; and (e) 741,242 Shares into the open market at a weighted average price of $25.000 per Share on November 18, 2020. These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 19, 2020	THE HUNTSMAN FOUNDATION

	By:	/s/ Thomas E. Muir
	Name:	Thomas E. Muir
	Title:	Vice President